AGREEMENT

        This Agreement, effective as of December 31, 2000, is by and among FEI Company, an Oregon corporation (“FEI”), Philips Business Electronics International BV, a Netherlands corporation formerly known as Philips Industrial Electronics International BV, (“PBE”) and Koninklijke Philips Electronics NV, a Netherlands corporation (“Philips”).

        A.   On November 15, 1996, the parties hereto entered into a Combination Agreement (the “Combination Agreement”) under which PBE acquired shares of common stock of FEI, constituting approximately 55% of FEI’s outstanding common stock, in exchange for, among other things, 100% of the issued and outstanding capital stock of certain Philips electron optics affiliates.

        B.   The percentage ownership interest of PBE has been reduced since the date PBE acquired shares of FEI, such that PBE’s interest is now approaching 50%. It is in the mutual best interests of the parties to clarify certain aspects of the agreements and relationships between them to facilitate an orderly transition in the event PBE’s ownership interest of FEI is further reduced. The parties desire to memorialize their understandings in this Agreement. As used in this Agreement, “Triggering Date” means the earlier of (i) the date that PBE’s ownership interest in FEI falls below 45% of the issued and outstanding shares of FEI or (ii) the date that FEI ceases to be a consolidated company within the Philips group of companies. In regard to a potential determination by Philips to effect a deconsolidation of FEI, Philips agrees to maintain open communication with FEI on an ongoing basis about this matter. Mr. Noud van den Heuvel (or his nominee) of Philips Corporate Control and Mr. John Hodgson of FEI will serve as the principal contact persons for this purpose.

        In consideration of the above and the mutual covenants and undertakings contained herein, and subject to and on the terms and conditions herein set forth, the parties agree as follows:

1.	Intellectual Property.

        (a)   Use of Philips Trademark. Notwithstanding the provisions of Section 5.16(b) of the Combination Agreement, Philips agrees that FEI shall be entitled to apply the “Philips” wordmark and emblem on its products and in any advertising of such products, in combination with the FEI trademark under customary Philips policies, for a one year period commencing on the Triggering Date. The parties will enter into a further trademark license agreement reflecting this understanding.

(b)	Patent Transfers.
(i) Patents Transferred Pursuant to the Combination Agreement. Philips agrees and confirms that it will transfer to FEI all of the patents, patent applications, counterpart patents and related documentation as set forth on Exhibit A, at FEI’s expense, effective as soon as practicable after the Triggering Date. Philips acknowledges that FEI is entitled to ownership of the patents, patent applications and related documents listed in Exhibit A, and Philips will cooperate with FEI in securing their transfer and will execute any required documentation therefor, including patent assignments. All such transfers will be made pursuant to Section 5.16(a)(ii) of the Combination Agreement, including provisions stating that the transfers are subject to Philips’ prior commitments and license-back to Philips.

(ii) Other Patent Transfers. Philips further agrees that it will transfer the patents, patent applications, counterpart patents and related documentation as set forth on Exhibit B, at FEI’s expense, effective as soon as practicable after the Triggering Date. Philips acknowledges that FEI is entitled to ownership of the patents, patent applications and related documents listed in Exhibit B, and Philips will cooperate with FEI in securing their transfer and will execute any required documentation therefor, including patent assignments. FEI agrees to pay NLG 47,925 to Philips International BV upon transfer of the patents listed on Exhibit B. All such transfers will be made pursuant to Section 5.16(a)(ii) of the Combination Agreement, including provisions stating that the transfers are subject to Philips’ prior commitments and license-back to Philips.

(iii) License to Philips’ Patents Developed Outside the Electron Optics Business. In accordance with Section 5.16(a)(ii) of the Combination Agreement, Philips agrees to grant to FEI, effective as of the Triggering Date, a non-exclusive, non-transferable license, without right to sublicense, to those patents set forth on Exhibit C hereto and such other patents, if any, filed prior to the Triggering Date as FEI may reasonably request in the future. For licenses of patents filed prior to the Triggering Date, the terms of the license will include a license rate of 1% of net realized sales per patent used in the product, not to exceed 5% of net realized sales per product, and other commercially reasonable terms. After the Triggering Date, FEI may request Philips to extend said license against the same terms and conditions with one or more additional patents, which patents, if consented to by Philips on a case by case basis, will be added to such license.

(iv) Jointly Owned Patents. Philips and FEI agree that the patents set forth on Exhibit D are jointly owned by Philips and FEI with each party having an undivided interest and a right to use and grant non-exclusive licenses thereunder without accounting or reporting to the other.

(v) Patent Applications. Until PBE’s ownership interest in FEI falls below 25% of the outstanding common stock of FEI, Philips will continue to provide FEI with the opportunity for confidential review of patent applications in areas related to FEI’s business.
(vi) Inventions Disclosures. The parties acknowledge that Exhibits A through D to this Agreement may contain invention disclosures for which patent applications have not been filed yet. When and if patent applications based on these invention disclosures are filed, such patent applications and any patents and patent applications based thereon will be treated in accordance with the relevant section of this Agreement and the Exhibit in which they are listed.

(vii) Patent Service Agreement. Philips is willing to continue the patent service agreement (the “PSA”) currently in effect between Philips and FEI after the Triggering Date, subject to the termination provisions according to Article 13 of the PSA. For this purpose the parties agree that Article 13 shall read as follows:

“This Agreement shall run as from the Effective Date. However, either FEI and Philips may terminate this Agreement at the end of any year, by giving the other party to this Agreement at least a three months written prior notice. This Agreement terminates automatically from the date that Philips’ ownership interest in FEI falls below 30%, after which a maximum period of three months is available for transferring all documents and information to FEI, or to a third party to be designated by FEI.”

Philips and FEI agree to negotiate an amendment to the PSA to provide for continuation of services by Philips (subject to Article 13 of the PSA, amended as indicated above) with a gradual increase in rates commencing January 1, 2001 to reach market rates of service by January 1, 2004.

(viii) MSM Patents. As shown in Exhibit B, ownership of patents, patent applications, invention disclosures and technology relating to the MSM product will be transferred to FEI on the Triggering Date. In compensation for the development efforts and expenditure of Philips in developing this technology, FEI will make the following payments to Philips at the times indicated:

December 31, 2001 December 31, 2002 December 31, 2003	Euro 150,000 Euro 225,000 Euro 325,000.
In addition, FEI agrees to pay Philips a royalty of 1% of the revenue received by FEI (after deduction of selling commissions, if any) from sales of the MSM product to third party customers during each of the years 2001 through 2010. The royalty will be payable on or before March 31 of each year, commencing March 31, 2002, based on sales revenue received by FEI during the prior calendar year, up to a maximum cumulative royalty payment of Euro1.3 million. If the MSM product is sold by FEI as part of a system, the revenue attributable to the MSM product for this purpose will be equal to the amount of revenue that FEI would have received if the product had been sold on a stand alone basis, but not less than the average per item revenue received for MSM products sold by FEI as stand alone products in the previous six (6) month period.

       (c)   Contract Research Rate. Research projects now in process between FEI and Philips will be continued as mutually agreed between the parties. The parties agree to negotiate an agreement governing those research projects which will continue or commence after the Triggering Date. This agreement will be similar to currently existing contracts of Philips Research with companies not majority-owned by Philips.

       2.    Insurance. In connection with the global insurance coverage currently provided to FEI as a result of Philips’ majority ownership thereof, the parties agree that FEI may not participate in the Philips global insurance policies after the Triggering Date; provided however, that if the Triggering Date will occur because of a deconsolidation of FEI from the Philips group that does not result solely from Philips’ ownership interest in FEI falling below 45%, Philips (1) will provide 30 calendar days notice to FEI in advance of the deconsolidation and (2) agrees to use its best efforts to arrange with its insurance carriers for the carriers to provide interim policies in the name of FEI at FEI’s expense, which interim policies will provide substantially similar coverage for FEI for a period of six months following the Triggering Date. FEI will reimburse Philips’ reasonable costs, including internal costs at a rate of NLG 250 per hour, for assistance in arranging the interim policies.

       3.    Continuation of Credit Line. The parties acknowledge their general agreement that FEI will promptly seek an alternative commercial credit facility to replace the revolving credit facility currently in effect between Philips and FEI. In that regard, the current Philips’ credit facility shall not continue beyond 120 days after the Triggering Date.

       4.   PBE Ownership of Common Stock of FEI. In full settlement of the divergent views of the parties regarding Philips’ right pursuant to the Combination Agreement to receive additional shares of common stock of FEI in connection with the exercise of stock options outstanding on February 21, 1997, the parties confirm that Philips will receive shares of common stock of FEI for no additional consideration at the following times and in the following amounts:

             (i)   Prior to or within ten business days after the execution of this Agreement by all parties: 102,335 shares; and

             (ii)   No later than 30 calendar days following the close of each fiscal quarter of FEI ending on or after the effective date of this Agreement: a number of shares of common stock of FEI equal to 122.22% of the number of shares issued during that quarter on exercise of (a) FEI stock options outstanding on February 21, 1997, and exercised subsequent to September 30, 2000 and (b) FEI stock options granted on September 18, 1998 in replacement of stock options outstanding on February 21, 1997, and exercised subsequent to September 30, 2000. Exhibit E lists (1) all FEI stock options outstanding on February 21, 1997 and still outstanding on September 30, 2000 and (2) all FEI stock options granted on September 18, 1998 in replacement of stock options outstanding on February 21, 1997 and still outstanding on September 30, 2000.

As soon as practicable following execution of this Agreement, the stock option grant and exercise records of FEI will be reviewed and verified by a representative of Philips Internal Audit. If, after such audit, FEI and Philips do not agree on the number of shares to be issued and issuable to Philips under this Section 4, the records will be submitted to independent auditors for resolution, which resolution will be binding on the parties.

       5.   Additional Funding to FEI. As further consideration for the agreements and conditions specified in this Agreement, Philips will make cash payments to FEI by wire transfer as follows:

•	For the year 2001, an amount of USD 3 million in 12 equal installments of USD 250,000;
•	For the year 2002, an amount of USD 2 million in 12 equal installments of USD 166,667;
•	For the year 2003, an amount of USD 1 million in 12 equal installments of USD 83,333.

       Each of the above-mentioned installments shall be payable at the end of the calendar month to which they relate, in arrears.

       The above payments will cease as of the date a change of control occurs with respect to FEI. For purposes of this Agreement, a change of control means (1) the acquisition, directly or indirectly, by a third party of beneficial ownership of more than 50% of the outstanding shares of capital stock of FEI or (2) the transfer of all or substantially all of the assets of FEI through sale or license of the assets to a third party.

[SIGNATURE PAGE FOLLOWS]

       IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed effective as of the date first written above.

PHILIPS BUSINESS ELECTRONICS INTERNATIONAL BV
By: /s/ A. van der Poel Name: A. van der Poel Title: Director Date: January 25, 2001
FEI COMPANY
By: /s/ Vahe A. Sarkissian Name: Vahe A. Sarkissian Title: President and CEO Date: January 25, 2001
KONINKLIJKE PHILIPS ELECTRONICS NV
By: /s/ A. van der Poel Name: A. van der Poel Title: Executive Vice-President Date: January 25, 2001
By: /s/ A. Westerlaken Name: A. Westerlaken Title: General Secretary Date: February 1, 2001